June 17, 2025

Motti Farbstein
Chief Executive Officer and Chief Financial Officer
Can-Fite BioPharma Ltd.
26 Ben Gurion St,
Ramat Gan 5257346 Israel

        Re: Can-Fite BioPharma Ltd.
            Form 20-F for Fiscal Year Ended December 31, 2024
            File No. 001-36203
Dear Motti Farbstein:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2024
Operating and Financial Review and Prospects
Research and Development, page 97

1. We note from your pipeline chart, on page 47, that Piclidenoson and Namodenoson are each in clinical development for two or more indications. In future filings, please provide revised disclosure in your table of gross direct project costs to include, during each year presented, the costs incurred for each of your main projects by indication. If you do not track your research and development costs by indication, disclose that fact, and explain why not. Include draft disclosure with your response.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tracie Mariner at 202-551-3744 or Jenn Do at 202-551-3743 with any questions.
 June 17, 2025
Page 2



                Sincerely,

                Division of Corporation Finance
                Office of Life Sciences